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EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

						Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
EARNINGS:
Net income before effect of change in accounting principle	3,784	2,485	3,774	4,104	5,263	2,716	9,002
Add: Taxes included in earnings	3,162	2,299	2,567	3,036	3,934	2,052	6,652
Interest expense included in earnings	7,577	6,084	4,730	3,132	3,641	1,752	4,768

Total earnings	14,523	10,868	11,071	10,272	12,838	6,520	20,422

FIXED CHARGES:
Interest expense included in earnings	7,577	6,084	4,730	3,132	3,641	1,752	4,768
Interest factor attributable to rental expense	311	390	426	396	470	152	289

Total fixed charges	7,888	6,474	5,156	3,528	4,111	1,904	5,057

Ratio of earnings to fixed charges	1.8	1.7	2.1	2.9	3.1	3.4	4.0

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EXHIBIT 12.1